Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

TRAC Intermodal LLC

TRAC Intermodal Corp.

The following table sets forth the ratio of earnings to fixed charges for the periods indicated below.

(in thousands of	Year Ended December 31,									Three Months Ended March 31,
dollars)	2008	2009		2010		2011		2012		2012	2013
Earnings
Earnings (loss) from continuing operations before income taxes	$6,769	$(8,522)		$(36,847)		$(7,962)		$(5,265)		$2,653	$(750)
Fixed charges (from below)	91,074	83,209		73,675		69,342		79,259		16,966	23,925
	$97,853	$74,687		$36,828		$61,380		$73,994		$19,619	$23,175
Interest Expense
Corporate level interest	91,074	83,209		73,675		69,342		79,259		16,966	23,925
	$91,074	$83,209		$73,675		$69,342		$79,259		16,966	23,925
Ratio of earnings to fixed charges	1.07	.090	(1)	0.50	(1)	0.89	(1)	0.93	(1)	1.16	0.97	(1)

(1)         For purposes of computing this ratio of earnings to fixed charges, fixed charges consists of corporate level interest expense which includes an estimate for the interest portion of rental expense.  Earnings consists of earnings (loss) from continuing operations before income taxes.  Earnings were insufficient to cover fixed charges in 2009, 2010, 2011, 2012 and for the three months ended March 31, 2013 by $8.5 million, $36.8 million, $8.0 million, $5.3 million, and $0.8 million, respectively.